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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. _____________)


                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    22161G103
                                 (CUSIP Number)

                                CADELL S. LIEDTKE
                                MICHAEL J. GRELLA
                               HENRY G. MUSSELMAN
                          400 WEST ILLINOIS, SUITE 1000
                               MIDLAND, TEXAS 79701
                                 (915) 682-3092
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 OCTOBER 8, 1996
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement (1). (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) No filing fee is required for Schedule 13D filings effective 10/7/96 pursuant to the 9/27/96 draft of the EDGAR Filer Manual 5.1.

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CUSIP No. 22161G103                   13D                 Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cadell S. Liedtke
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 2,302,560
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    2,302,560
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          2,302,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          23.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 22161G103                   13D                 Page  3  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Michael J. Grella
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,350,440
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,350,440
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,350,440
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          13.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 22161G103                   13D                 Page  4  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Henry G. Musselman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 611,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    611,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          611,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          6.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $.10 par value (the "Common Stock"), of Costilla Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 400 West Illinois, Suite 1000, Midland, Texas 79701.

ITEM 2.   IDENTITY AND BACKGROUND

     The reporting persons filing this statement are Cadell S. Liedtke ("Liedtke"), Michael J. Grella ("Grella") and Henry G. Musselman ("Musselman"). Liedtke, Grella and Musselman are referred to herein collectively as the "Reporting Persons."

     The business address of each of the Reporting Persons is 400 West Illinois, Suite 1000, Midland, Texas 79701. The principal occupation of each of the Reporting Persons is as follows: Liedtke, Chairman of the Board and Chief Executive Officer of Issuer; Grella, President and Chief Operating Officer of Issuer; and Musselman, Executive Vice President of Issuer. The Issuer is engaged in the business of oil and gas exploration, development and transportation, and its address is 400 West Illinois, Suite 1000, Midland, Texas 79701. Each of the Reporting Persons is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons acquired a total of 4,264,000 shares of the Common Stock (Liedtke, 2,302,560; Grella, 1,350,440; and Musselman, 611,000) as a result of their aggregate ownership of equity interests of Costilla Energy, L.L.C. ("Costilla LLC"), which was merged into the Issuer and the equity interests of which were converted into shares of Common Stock. The value of the equity interests of Costilla LLC owned by the Reporting Persons was determined by the Board of Directors of the Issuer to be adequate and sufficient consideration for the issuance of the 4,264,000 shares of Common Stock to the Reporting Persons in the aggregate. The transaction described in this Item 3 is more fully described in and consummated pursuant to that certain Consolidation Agreement attached hereto as Exhibit 7.1 (the "Consolidation Agreement"). The foregoing describes all of the consideration for the acquisition of the 4,264,000 shares of Common Stock by the reporting persons identified in this statement.


                              Page 5 of 8 Pages


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ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons was to retain a controlling interest in the Issuer after the consolidation of Costilla LLC and other entities affiliated with the Reporting Persons, with and into the Issuer.

     The Reporting Persons may be granted shares of Common Stock and options to acquire additional shares of Common Stock through certain stock option and compensation plans which have been adopted by the Issuer, copies of which are attached hereto as Exhibits 7.2 and 7.3. No such shares or options have been granted at this time.

     From time to time in the future, each of the Reporting Persons, and their respective affiliates, may acquire, by purchase of otherwise, shares of Common Stock. No details of any such purchases (such as the number of shares to be purchased, price to be paid, or timing of purchases) have been established.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) The number of shares of Common Stock, and the percentage of the total issued and outstanding Common Stock, beneficially owned by each of the Reporting Persons is as follows: Liedtke, 2,302,560 (23.0%); Grella, 1,350,440 (13.5%);
and Musselman, 611,000 (6.1%).

     (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock attributed to each such Reporting Person in paragraph (a) of this Item 5.

     (c)  None other than the transaction described in Item 3.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the Reporting Persons has agreed not to sell or otherwise dispose of the shares of Common Stock held by them for a period of 180 days after the date of the Company's initial public offering. Also, each of the Reporting Persons has certain registration rights with respect to the shares of Common Stock owned by them, as set forth in the Consolidation Agreement.

     In addition, as previously discussed in Item 4 hereof, each of the Reporting Persons is eligible to receive grants of options from the Issuer with respect to the Common Stock pursuant to certain of the Company's employee benefit plans.


                              Page 6 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     7.1 - Consolidation Agreement dated September 13, 1996, by and among Costilla Energy, L.L.C., Costilla Energy, Inc., CSL Management Corporation, Valley Gathering Company, Cadell S. Liedtke, Michael J. Grella, Henry G. Musselman and NationsBanc Capital Corporation (without exhibits); as amended by Amendment to Consolidation Agreement dated October 8, 1996.

     7.2 - Bonus Incentive Plan of Costilla Energy, Inc.

     7.3 - 1996 Stock Option Plan of Costilla Energy, Inc.

     7.4 - Joint Filing Agreement dated October 15, 1996 by and among Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman.









                              Page 7 of 8 Pages


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                                  SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 15, 1996                       /s/ Cadell S. Liedtke
----------------                       -----------------------------------
     Date                              Cadell S. Liedtke



October 15, 1996                       /s/ Michael J. Grella
----------------                       -----------------------------------
     Date                              Michael J. Grella


October 15, 1996                       /s/ Henry G. Musselman
----------------                       -----------------------------------
     Date                              Henry G. Musselman








                              Page 8 of 8 Pages


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                                INDEX TO EXHIBITS

     7.1 Consolidation Agreement dated September 13, 1996, by and among Costilla Energy, L.L.C., Costilla Energy, Inc., CSL Management Corporation, Valley Gathering Company, Cadell S. Liedtke, Michael J. Grella, Henry G. Musselman and NationsBanc Capital Corporation (without exhibits); as amended by Amendment to Consolidation Agreement dated October 8, 1996.

     7.2  Bonus Incentive Plan of Costilla Energy, Inc.

     7.3  1996 Stock Option Plan of Costilla Energy, Inc.

     7.4 Joint Filing Agreement dated October 15, 1996 by and among Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman.